Exhibit 99.1

NIO Inc. Provides December, Fourth Quarter and Full Year 2020 Delivery Update

Company Achieved New Records for Monthly and Quarterly Deliveries; Annual Delivery Reached 43,728 Vehicles in 2020

•	NIO delivered 7,007 vehicles in December 2020, increasing by 121.0% year-over-year

•	NIO delivered 17,353 vehicles in the three months ended December 2020, increasing by 111.0% year-over-year

•	NIO delivered 43,728 vehicles in 2020 in total, increasing by 112.6% year-over-year

•	Cumulative deliveries of ES8, ES6 and EC6 as of December 31, 2020 reached 75,641

SHANGHAI, China, Jan. 03, 2021 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium smart electric vehicle market, today provided its December, fourth quarter and full year 2020 delivery results.

NIO delivered 7,007 vehicles in December 2020, setting a new monthly record representing a strong 121.0% year-over-year growth. The deliveries consisted of 2,009 ES8s, the Company’s 6-seater and 7-seater flagship premium smart electric SUV, 2,493 ES6s, the Company’s 5-seater high-performance premium smart electric SUV, and 2,505 EC6s, the Company’s 5-seater premium electric coupe SUV. NIO delivered 17,353 vehicles in the fourth quarter of 2020, representing an increase of 111.0% year-over-year and exceeding the higher end of the Company’s quarterly guidance. As of December 31, 2020, cumulative deliveries of the ES8, ES6 and EC6 reached 75,641 vehicles, of which 43,728 were delivered in 2020.

“2020 has been a challenging year for the whole world. Against this backdrop, NIO has achieved consecutive record-highs along the way, and closed the year on a high note with a remarkable December deliveries of over 7,000 vehicles,” said William Bin Li, founder, chairman, and chief executive officer of NIO. “These results are attributable to the growing recognition of our premium brand, the competitive and compelling products and services, the expanding sales network, and most importantly, the continuous support from our passionate and loyal user community. The innovative Battery as a Service (BaaS) model has shown popularity among our users since its launch. With the 100kWh battery pack offered as an option, the penetration of BaaS has reached over 40% among new orders in December, demonstrating its competitiveness and acceptance by our users. At the fourth NIO Day scheduled on January 9th, 2021, we will unveil our new sedan model and share the latest development of our autonomous driving and other core technologies. Aspired by the spirit of 'Always Forward,' the theme of the upcoming NIO Day, we will continue investing in the smart EV technologies, accelerating our new products development, broadening our sales and service network, and striving for the best holistic experiences for our growing user community in 2021 and beyond.”

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, jointly manufactures, and sells smart premium electric vehicles, driving innovations in next-generation technologies in connectivity, autonomous driving, and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive and convenient power solutions, the innovative Battery as a Service (BaaS) model, and other user-centric services. NIO began deliveries of the ES8, a 7-seater flagship premium electric SUV, in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater premium electric coupe SUV, in December 2019 and began deliveries of the EC6 in September 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS model; NIO's ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6 and EC6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO

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